UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2026

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR 97225

(Full mailing address of principal executive offices)

(503) 225-0300

(Issuer’s telephone number, including area code)

Class A, Class B, Class C and Class D Units

(Title of each class of securities issued pursuant to Regulation A)

IRON BRIDGE MORTGAGE FUND, LLC

SEMIANNUAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2026

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FORWARD-LOOKING STATEMENTS

This Semiannual Report on Form 1-SA (the “Form 1-SA”) of Iron Bridge Mortgage Fund, LLC (the “Company”) includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as “may,” “should,” “expects,” “plans,” “believes,” “estimates,” “predicts,” “potential,” and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of our most recently filed offering circular or Annual Report on Form 1-K. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this Form 1-SA speak only as of the date on which they are made, and we do not intend, and assume no obligation, to update those forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this Form 1-SA are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements.

The historical results described in this Form 1-SA with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this Form 1-SA are based on historical examples and the Company’s estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

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ITEM 1 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of the Company’s results of operation, financial condition, and liquidity.

Overview

We are a private lender formed in 2009 as an Oregon limited liability company. The Company makes commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development and redevelopment of residential and commercial real estate throughout the United States. We generate most of our revenue from interest on loans and loan fees. Our loan portfolio consists of a mix of single-family and multi-family redevelopment and new construction projects. Our primary source of funding is equity issued pursuant to Regulation A and Bank Borrowings. Our largest expenses are management fees paid to the Manager, Iron Bridge Management Group LLC, and interest paid on Bank Borrowings, as described in greater detail below. We measure our performance through various metrics, including our net income, net margin, net interest rate spread, net interest margin, ratio of interest-earning assets to interest-bearing liabilities, non-performing loans to total loans, late fee and default interest from non-performing loans, charge-offs on non-performing loans, estimated active portfolio loan-to-value compared to actual paid-off portfolio loan-to-sale price, and interest coverage ratios.

Fluctuating interest rates could adversely affect our business.

Significant increases in market interest rates on loans, or the perception that an increase may occur, could adversely affect our ability to originate new loans and our borrowers’ ability to sell their projects to repay our loans. If this occurred, it could cause an increase in nonperforming assets and charge offs, which could adversely affect our business.

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Further, our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, and other interest-earning assets and the interest paid on borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability. We are unable to predict changes in interest rates, which are affected by factors beyond our control, including inflation, deflation, recession, unemployment, money supply and other changes in financial markets.

During the six months ended June 30, 2026, the Company saw stable loan demand. Due to the short-term duration of the Company’s Portfolio Loans, the Company’s Portfolio Borrowers were able to sell their Projects and recycle their capital into new Projects at lower prices to adjust for changing market conditions. However, economic concerns may result in a reluctance of our Portfolio Borrowers to start new Projects. Due to the ongoing economic uncertainty caused by Federal Reserve interest rate increases, the Company continued its risk mitigation strategy initiated at the start of COVID-19 in 2020: (1) most new loans required borrowers to pre-pay interest; (2) we continued lending to primarily experienced borrowers; (3) we continued lending primarily in non-judicial states, which we believe to be less risky than judicial states; and (4) we continued lending on lower risk Projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market).

In addition to the impact on our operating results, aggressive rate increases by the Federal Reserve also impacts our ability to raise capital from investors. Units are ascribed, on a non-compounding basis, payable monthly in arrears, to 9% (Class B Equity), 6% (Class C Equity), or 5% (Class D Equity) per annum non-guaranteed priority return on the invested capital. Interest rate increases also create an environment where investors have a greater variety of investment alternatives offering returns similar to those we are offering our members, sometimes at lower risk. The depression of real estate market prices caused by increased interest rates may also dampen the market for real estate related securities, regardless of any particular impact on the Company. This may materially affect the amount of funds we are able to raise for purposes of funding Fund loans.

Inflation

The effect of changing prices on financial institutions is typically different than on non-banking companies since a substantial portion of a lender’s assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor magnitude of the changes to interest rates can be directly correlated to price level indices; therefore, the Company can best counter inflation over the long term by managing sensitivity to interest rates of its net interest income and controlling levels of noninterest income and expenses. In addition, the short-term duration of the Company’s Portfolio Loans minimizes interest rate risk compared to loan portfolios with longer durations.

REIT Election

The Company elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”) for U.S. federal income tax purposes under the Code, commencing with its taxable year ending December 31, 2022. A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Among other requirements, a REIT generally must derive most of its income from real estate loans and real property and its assets predominantly must consist of such loans and real property. The entity must make a special election under the Internal Revenue Code of 1986, as amended (the “Code”) to be treated as a corporation taxed as a REIT. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its Members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations. See “Certain Federal Income Tax Considerations” for additional details.

Generally, the benefits of investing in a REIT include (i) 20% 199A tax deduction for taxable investors; (ii) no unrelated business taxable income (UBTI) tax for tax advantaged investors, (iii) simplified annual tax reporting form 1099-DIV, and (iv) investor state taxation based on the investor’s state of residence (no multi-state tax filing requirements).

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Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and which could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, are set forth below.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense, which affects our earnings directly. Loans are charged against the allowance for loan losses when the Company believes that the collectability of all or some of the principal is unlikely. The allowance is an amount that reflects the Company’s estimate of the level of expected incurred losses in the loan portfolio. Factors considered by the Company in determining the adequacy of the allowance include, but are not limited to, detailed reviews of individual loans, historical and current trends in loan charge-offs for the various portfolio segments evaluated, the level of the allowance in relation to total loans and to historical loss levels, levels and trends in non-performing and past due loans, external factors including regulatory, competition, and the Company’s assessment of economic conditions.

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem loans. The Company continuously reviews these policies and procedures and makes further improvements as needed. However, the Company’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen.

The Company expects to accrue a provision for loan losses that will fluctuate on a monthly basis between a rate of 0% and 1.0% annualized.

REO and Foreclosed Assets. Assets acquired through or in lieu of loan foreclosure are initially recorded at lower of cost or fair value less estimated costs to sell, establishing a new cost basis. Subsequent to foreclosure, valuations are performed annually and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Due to the subjective nature of establishing the asset’s fair value when it is acquired, the actual fair value of the REO or foreclosed asset could differ from the original estimate. If it is determined that fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-interest expense. Gains and losses on the disposition of REO and foreclosed assets are netted and posted to other non-interest income or expenses.

Fair Value of Mortgage Loans Receivable. The Company has the intent and ability to hold its mortgage loans to maturity. Therefore, mortgage loans are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Company’s lending portfolio.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the loan will be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral-dependent, it is valued at the estimated fair value of the related collateral. If events and or changes in circumstances cause the Company to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances. See ”Provision for Loan Losses” on Page 8 for additional disclosures.

Deferred Loan Origination Fees. The Company will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are accreted to income over the life of the loan under the effective interest method.

The Company offers its borrowers loan options with a combination of low origination fees and high interest rates or loans with high origination fees and low interest rates. While the yield earned by the Company on these loan options is similar, changes in the percentage of Portfolio Loans with high origination fees can affect the amount of interest income derived from deferred loan origination fees.

Income Taxes. During 2021, the Company was a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity paid no federal income tax. Accordingly, no provision for income taxes besides the minimum state franchise taxes and the LLC gross receipts fees are reflected in the Company’s financial statements for 2021. During 2022, the Company elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”). A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations.

The Company has evaluated its current tax positions and has concluded that as of June 30, 2026, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

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Comparison of Operating Results for the Six Months Ended June 30, 2026 and 2025

Net Income, Net Margin and Net Interest Rate Spread. Net income was $4,717,587 for the six months ended June 30, 2026, compared to $2,983,495 for the six months ended June 30, 2025, an increase of $1,734,092 or 58.1%.

Net interest margin for the six months ended June 30, 2026 and 2025 was 9.694% and 8.780%, respectively. The net interest rate spread for the six months ended June 30, 2026 and 2025 was 5.993% and 4.817%, respectively.

Net income increased between periods primarily due to an increase in mortgage interest income combined with decreases in interest expense and Manager servicing fees.

Net interest margin and net interest rate spread increased between periods primarily due to both the increased yield on average interest-earning assets and the decreased yield paid on average interest-bearing liabilities.

Interest Income. Mortgage interest income increased $976,180, or 12.8%, to $8,630,358 for the six months ended June 30, 2026 compared to $7,654,178 for the six months ended June 30, 2025. The increase in interest income was primarily the result of loan portfolio growth and an increase in loan sales.

The average daily balance of cash (average bank deposits) during the six months ended June 2026 and 2025 was $4,453 and $1,001, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense from Bank Borrowings decreased $47,487, or 2.3%, to $2,038,534 for the six months ended June 30, 2026 from $2,086,021 for the six months ended June 30, 2025.

This decrease was primarily attributable to a decrease in the average interest rate paid on Bank Borrowings, to an average yield of 6.80% for the six months ended June 30, 2026, partially offset by a 6.1% increase in average Bank Borrowings to $60,420,274 for the six months ended June 30, 2026 from $56,938,957 for the six months ended June 30, 2025.

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Net Interest Income. Net interest income increased $1,023,667, or 18.4%, to $6,591,824 for the six months ended June 30, 2026 from $5,568,157 for the six months ended June 30, 2025. The increase resulted primarily from a $976,180 increase in mortgage interest income combined with a $47,487 decrease in interest expense.

The increase in interest income was primarily the result of loan portfolio growth and an increase in loan sales. The decrease in interest expense was primarily attributable to a lower average interest rate paid on Bank Borrowings, partially offset by an increase in average interest-bearing liabilities.

Other Income. Other income increased $75,733, or 786.3%, to $85,364 for the six months ended June 30, 2026 from $9,631 for the six months ended June 30, 2025. The increase was primarily attributable to an increase in the collection of late fees and default interest. Other income generally includes late payment fees and default interest related to non-performing loans, income from REO Assets held for sale, and reversals in the allowance for loan losses used to offset losses on the sale of REO Assets. We expect this income to vary between periods driven by the number of non-performing loans, timing of non-performing loan payoffs, collectability of default interest and late fees on non-performing loans, and the profitability of REO Asset sales.

Non-Interest Expense. Non-interest expense decreased $645,464, or 24.9%, to $1,951,926 for the six months ended June 30, 2026 from $2,597,390 for the six months ended June 30, 2025. The decrease in non-interest expense included a $548,267 decrease in servicer fees to the manager and a $103,228 decrease in professional fees between periods.

Provision for Loan Losses. Based on our analysis of loan portfolio performance, as outlined above in “Critical Accounting Policies and Accounting Estimates – Allowance for Loan Losses,” the Company recorded a provision of $170,534 for the six months ended June 30, 2026, compared to $155,859 during the six months ended June 30, 2025. The allowance for loan losses was $2,182,209, or 1.59% of the total unpaid principal balance, at June 30, 2026.

The Company recorded loan charge offs of $0 during the six months ended June 30, 2026, compared to charge offs of $0 during the six months ended June 30, 2025. The Company anticipates that its provision-for-loan-losses accrual rate will fluctuate on a monthly basis between 0.0% and 1.0% annualized.

The Company had 2 loans in foreclosure, totaling $1,963,053, at June 30, 2026. There were no loans 90 days or more past due and still accruing interest at June 30, 2026. The Company anticipates collecting full proceeds on these loans. The allowance for loan losses reflects the estimate we believe to be appropriate to cover probable incurred losses inherent in the loan portfolio at June 30, 2026.

The increase in provision-for-loan-losses during the six months ended June 30, 2026 was primarily attributable to a higher accrual rate when compared to the six months ended June 30, 2025, reflecting loan portfolio growth.

It is important to point out that the Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 140 days in non-judicial states and longer in judicial states or if the borrower files bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

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Income Taxes. Income tax expense for the six months ended June 30, 2026 and 2025 was $56,165 and $0, respectively. The increase is primarily attributable to income tax on taxable income generated by the Company’s wholly owned taxable REIT subsidiary, Iron Bridge Mortgage Fund 2 LLC, in addition to municipal franchise taxes. During 2022, the Company elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”). A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations.

Comparison of Financial Condition at June 30, 2026 and December 31, 2025

Total Assets. At June 30, 2026, total assets equaled $138.3 million, an increase of $5.0 million, or 3.8%, from $133.3 million at December 31, 2025. The increase in total assets compared to year end was primarily attributable to an increase in the size of the loan portfolio, driven by a high loan demand during the six months ended June 30, 2026.

Mortgage Loans Receivable, Net. Net loans are the unpaid principal balance of Portfolio Loans, net of deferred loan origination fees, allowance for loan losses and fair value adjustments related to impairment. See “Critical Accounting Policies and Accounting Estimates – Deferred Loan Origination Fees” on Page 6, and “– Fair Value of Mortgage Loans Receivable” on Page 6 for additional details.

At June 30, 2026, net loans equaled $132.9 million, an increase of $3.8 million, or 3.0%, from $129.0 million at December 31, 2025. The increase in net loans compared to yearend was primarily attributable to an increase in the size of the loan portfolio, driven by a high loan demand during the six months ended June 30, 2026.

Real Estate Held for Sale (REO). As of June 30, 2026, the Company had REO asset inventory of $2.5 million (approximately 1.8% of total assets). During the six months ended June 30, 2026, the Company acquired REO assets of $744,347 and incurred improvement costs of $54,300 on REO assets held for sale; there were no REO asset sales during the period.

This compares to December 31, 2025 when the Company had REO asset inventory of $1.7 million (approximately 1.3% of total assets).

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Liquidity and Capital Resources

The Company’s primary sources of funds include Portfolio Loan payoffs, monthly interest payments received on Portfolio Loans, and Bank Borrowings. Other sources of funds may include proceeds from Equity Program investors as well as the disposition of non-performing assets.

Cash.Our cash account sweeps cash in excess of a minimum $10,000 balance on a daily basis and applies such funds to paying down our Bank Borrowings. As such, fluctuations in cash may vary based on the timing of such sweeps.

Equity Program. Our Equity Program is a continuous offering that allows the Company to raise additional equity as needed. Equity Program investors are able to request redemption of their equity units, subject to certain restrictions and limitations.

At June 30, 2026, equity totaled $76.9 million, an increase of $6.0 million, or 8.4%, from $71.0 million at December 31, 2025. See “Statements of Changes in Members’ Equity” on Page 15 for additional details. This increase was primarily due to increased investor demand and monthly profit-distribution reinvestment. Equity was comprised of $9.9 million of Class A Units, $24.3 million of Class B Units, $31.9 million of Class C Units, and $10.8 million of Class D Units. The Company maintained sufficient equity balances in all periods to comply with bank covenants, and covenants in the Company’s operating agreement pertaining to the different classes of equity.

The offering of the Class D Units pursuant to Regulation A were initially qualified effective September 22, 2022, with the offering of the Class A, Class B and Class C Units becoming initially qualified on March 19, 2025. The offering of the Class A, Class B, Class C and Class D Units were most recently qualified on September 25, 2026.

Class D Equity.

The following table sets forth the Company’s Class D Units at the dates indicated:

	As of the Six Months Ended June 30,	As of the Year Ended December 31,
	2026	2025
Total assets	$138,277,988	$133,260,877
Class D Equity	$10,750,207	$11,176,092
Percentage of total assets	7.8%	8.4%

Class C Equity.

The following table sets forth the Company’s Class C Units at the dates indicated:

	As of the Six Months Ended June 30,	As of the Year Ended December 31,
	2026	2025
Total assets	$138,277,988	$133,260,877
Class C Equity	$31,888,263	$29,247,876
Percentage of total assets	23.1%	21.9%

Class B Equity.

The following table sets forth the Company’s Class B Units at the dates indicated:

	As of the Six Months Ended June 30,	As of the Year Ended December 31,
	2026	2025
Total assets	$138,277,988	$133,260,877
Class B Equity	$24,298,070	$22,933,556
Percentage of total assets	17.6%	17.2%

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Class A Equity.

The following table sets forth the Company’s Class A Units at the dates indicated:

	As of the Six Months Ended June 30,	As of the Year Ended December 31,
	2026	2025
Total assets	$138,277,988	$133,260,877
Class A Equity	$9,897,239	$7,579,823
Percentage of total assets	7.2%	5.7%

Bank Borrowings. As of June 30, 2026, the Company had an $80 million revolving line of credit (the “Columbia Credit Line”) from Columbia Bank, an Oregon state-chartered bank (“Columbia”), which acquired Umpqua Bank, the Company’s previous lender, in March 2023 and completed rebranding under the Columbia name in September 2025. This revolving line of credit was collateralized by all of the Company’s assets, including all of its Portfolio Loans, and was senior in priority to the Class D Units. While the line of credit provided leverage and a source of capital to make loans, the primary benefit to the Company was cash management. Because the revolving line of credit allowed the Company to draw on and pay down the line of credit daily, the Company could use the line of credit to efficiently manage the ebbs and flows of Portfolio Loan funding and payoffs while keeping investor capital fully utilized. The revolving line of credit could also provide the Company with liquidity to meet investor withdrawal requests.

The line of credit was subject to a “borrowing base” limitation. The borrowing base was an amount equal to the lesser of (a) 75% of the unpaid principal balance of the Company’s Eligible Receivables and (b) the $80 million credit limit, subject to certain adjustments, restrictions, and exclusions. At June 30, 2026, the borrowing base was $80 million. Under the line of credit, the Company is required to maintain compliance with certain financial covenants, tested as of the last day of each fiscal quarter, including (a) a debt to tangible net worth ratio of not more than 1.25 to 1.00 (with funds owed to the Fund by Iron Bridge Mortgage Fund 2 LLC excluded from the calculation); (b) a turnover ratio; (c) an interest and preferred return coverage ratio; and (d) a pooled Collateral Loan look-through coverage ratio. As of June 30, 2026, the Company was in compliance with all of the foregoing financial covenants.

As of June 30, 2026, approximately $20.1 million was available under the Company’s line of credit agreement with Columbia Bank (“Columbia”).

The Company originally entered into a Business Loan and Security Agreement (Revolving Line of Credit) dated effective May 7, 2021 (the “Columbia Loan Agreement”) with Umpqua Bank, the Company’s previous lender, now Columbia Bank (“Columbia”), an Oregon state-chartered bank, with respect to a revolving credit line (“Columbia Credit Line”) on May 13, 2021, and in connection therewith issued to the lender a promissory note (the “Columbia Note”) for a maximum principal amount of up to $40 million. The conditions precedent to the effectiveness of the Columbia Credit Line were satisfied, and the transactions contemplated thereunder consummated, on May 14, 2021. The Columbia Credit Line refinanced the Company’s previous $40 million revolving line of credit from Western Alliance Bank. Effective August 10, 2021, the Columbia Loan Agreement was amended to increase the maximum amount of funds available under the Columbia Credit Line to $50 million. Effective January 28, 2022, the Columbia Loan Agreement was amended to increase the maximum amount of funds available under the Columbia Credit Line to $60 million, and the interest rate spread was transitioned from 1-Month LIBOR plus 2.75% to 1-Month SOFR (Secured Overnight Financing Rate) plus 2.80 to comply with the Federal Reserve’s request that banks phase out the use of LIBOR. Effective June 8, 2022, the Columbia Loan Agreement was amended to increase the maximum amount of funds available under the Columbia Credit Line to $75,000,000. Effective June 29, 2023, the Columbia Loan Agreement was amended to decrease the maximum amount of funds available under the Columbia Credit Line to $60,000,000, and the maturity date was extended to May 5, 2025. The decrease in the size of the Columbia Credit Line was requested by the Company to reduce interest expense. On July 2, 2024, the Columbia Loan Agreement was increased, again at the Company’s request, from $60 million to $80 million, and the maturity date was extended to May 5, 2026. Effective July 31, 2025, the Columbia Loan Agreement was amended and restated to extend the maturity date to May 5, 2027, and incorporate all previous amendments, and Umpqua Bank completed its rebranding as Columbia Bank in September 2025. Effective February 25, 2026, the Columbia Loan Agreement was further amended (the First Amendment) to revise the appraisal framework applicable to eligible receivables. Effective June 1, 2026, the Columbia Loan Agreement was further amended (the Second Amendment) to extend the maturity date to July 5, 2028 and reset the annual loan fee payment date to align with the new maturity date.

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For the six months ended June 30, 2026, average line of credit utilization was 75.5%.

The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company’s Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

Off-Balance Sheet Arrangements. In the normal course of operations, the Company engages in financial transactions that, in accordance with generally accepted accounting principles, are not recorded in its financial statements. Specifically, the Company does not charge interest to borrowers on loan proceeds held back for construction until the funds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these held back loan proceeds as an unfunded loan balance.

The Company provides further information about these off-balance sheet arrangements in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

ITEM 2 OTHER INFORMATION

Effective July 23, 2026, the Manager received sufficient approval from the Members of the Company to adopt the proposed Fourth Amended and Restated Operating Agreement (the “Fourth Amended Operating Agreement”), the adoption of which became effective on September 25, 2026, the qualification date of the Company’s most recent Offering Statement. The Fourth Amended Operating Agreement primarily consists of the following changes to the Third Amended Operating Agreement, which are described in greater detail elsewhere in the Offering Statement:

•

The Class Limitation that required the aggregate percentage of Class A Units and Class B Units to be retained at no less than 20% of the total assets of the Company was restructured as only a requirement to maintain Class A Units representing no less than 5% of the total assets of the Company.

•

A mechanism has been added to provide for monthly rebalancing of the Classes of Units held by each Member based on an individualized “Target Class Allocation,” which will be set based on the allocation initially agreed in writing between the Manager and the Member. Because the rebalancing mechanism alleviates the need for flexibility in the allocation of distribution reinvestments, all Units that have distributions reinvested will be issued Units of the same Class associated with the distribution.

•	The Company’s right to make a capital call for contributions to cover certain indemnification obligations has been removed.

•	The terms of the First Amendment have been incorporated into the main Fourth Amended Operating Agreement.
•	The terms of the Manager’s Limited Waiver of Fees under the Operating Agreement. These terms provide the Manager the ability to reduce its fee from time to time.

The foregoing description of the Fourth Amended Operating Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of such agreement, which is attached hereto as Exhibit 2.2 to this Semi-Annual Report on Form 1-SA and incorporated herein by reference.

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ITEM 3 FINANCIAL STATEMENTS

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 IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Consolidated Balance Sheets

June 30, 2026 and December 31, 2025

(unaudited)

_____________________________

	As of June 30,	As of December 31,
	2026	2025

ASSETS

Cash and cash equivalents	$335,527	$273,571
Mortgage interest receivable	1,132,548	1,154,259
Mortgage loans receivable, net	132,866,067	129,019,781
Mortgage loan receivable held for sale, net	1,265,405	980,100
Real estate held for sale, net	2,543,749	1,745,103
Loan service fee receivable	15,203	4,821
Other assets	119,489	83,242
Total assets	$138,277,988	$133,260,877

LIABILITIES AND MEMBERS’ EQUITY

Liabilities
Accounts payable and other accrued liabilities	$297,396	$110,369
Manager servicing fees payable	223,567	236,224
Interest payable	283,599	324,288
Income taxes payable	56,165	24,718
Line of credit, net	59,769,365	60,754,755
Interest reserve holdbacks	511,756	629,811
Interest reserve holdbacks, on sold loans	68,894	28,759
Due to whole loan buyer	153,368	199,491
Total liabilities	61,364,110	62,308,415
Members’ equity	76,913,878	70,952,462
Total liabilities and members’ equity	$138,277,988	$133,260,877

The accompanying notes are an integral part of these financial statements.

14

 IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Consolidated Statements of Income

June 30, 2026 and 2025

(unaudited)

_____________________________

	Six Months Ended June 30,
	2026	2025

Revenues
Mortgage interest income	$8,630,358	$7,654,178
Loan servicing fee income, on sold loans	48,490	3,097
Other income	85,364	9,631
Total revenues	8,764,212	7,666,906

Operating expenses
Interest expense	2,038,534	2,086,021
Manager servicing fees	1,357,750	1,906,017
Provision for losses on loans and real estate held for sale	170,534	155,859
Professional fees	213,937	317,165
Real estate holding costs	4,484	10,502
Other administrative expenses	205,221	207,847
Total operating expenses	3,990,460	4,683,411
Income before income tax expense	4,773,752	2,983,495
Income tax expense	56,165	-

Net income	$4,717,587	$2,983,495

The accompanying notes are an integral part of these financial statements.

15

 IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Consolidated Statements of Changes in Members’ Equity

June 30, 2026 and December 31, 2025

(unaudited)

	Class A	Class B	Class C	Class D	Undistributed Earnings	Total

Balance, December 31, 2024	$5,254,851	$20,454,469	$27,109,479	$13,491,223	-	$66,310,022

Members’ contributions	2,847,970	10,673,671	5,863,342	2,860,725	-	22,245,708
Members’ capital withdrawals	(2,580,959)	(9,306,709)	(7,566,801)	(5,274,378)	-	(24,728,847)
Transfers	(478,929)	(1,035,168)	2,041,803	(527,706)	-	-
Net income	2,536,890	2,147,293	1,800,053	626,228	15,115	7,125,579

Balance, December 31, 2025	7,579,823	22,933,556	29,247,876	11,176,092	15,115	70,952,462

Members’ contributions	2,317,416	3,772,806	4,012,837	1,078,144	-	11,181,203
Members’ capital withdrawals	(2,159,060)	(3,121,989)	(3,116,272)	(1,540,053)	-	(9,937,373)
Transfers	-	(445,618)	702,191	(256,573)	-	-
Net income	2,159,060	1,159,315	1,041,631	292,597	64,984	4,717,587

Balance, June 30, 2026	$9,897,239	$24,298,070	$31,888,263	$10,750,207	$80,099	$76,913,878

The accompanying notes are an integral part of these financial statements.

16

 IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Consolidated Statements of Cash Flows

June 30, 2026 and 2025

(unaudited)

_____________________________

	Six Months Ended June 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$4,717,587	$2,983,495
Adjustments to reconcile net income to net cash provided by operating activities
Provision for losses on loans	170,534	155,859
Amortization of deferred loan origination fees	(1,070,924)	(1,132,465)
Amortization of line of credit origination fees	75,554	75,360
Change in operating assets and liabilities
Origination of mortgage loans held for sale	(20,783,971)	-
Proceeds from sale of mortgage loans held for sale	20,277,440	-
Mortgage interest receivable	21,710	(38,911)
Loan servicing fees receivable	(10,382)	-
Other assets	(36,247)	12,189
Accounts payable and other accrued liabilities	187,027	260,298
Manager servicing fees payable	(12,657)	1,401
Interest payable	(40,689)	140,364
Income taxes payable	31,447	-
Interest reserve holdbacks, on sold loans	40,135	-
Due to whole-loan buyer	(46,124)	-
Net cash provided by operating activities	3,520,440	2,457,590

CASH FLOWS FROM INVESTING ACTIVITIES
Loans funded	(122,224,321)	(109,701,970)
Principal collected on loans	119,381,596	104,641,011
Improvement costs on real estate held for sale	(798,646)	(12,662)
Proceeds from sales of real estate held for sale	-	403,246
Net cash (used in) provided by investing activities	(3,641,371)	(4,670,375)

CASH FLOWS FROM FINANCING ACTIVITIES
Additional loan fees incurred	(175,000)	-
Net borrowings on line of credit	(885,942)	2,362,269
Members’ contributions	6,528,599	8,941,120
Members’ withdrawals	(5,284,770)	(9,061,219)
Net cash provided by (used in) financing activities	182,887	2,242,170

Net increase (decrease) in cash and cash equivalents	61,956	29,385
Cash and cash equivalents, at beginning of year	273,571	10,000
Cash and cash equivalents, at end of period	$335,527	$39,385

17

	Six Months Ended June 30,
	2026	2025
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$2,003,669	$1,939,256

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS

Capitalized loan origination fees	$1,429,992	$1,229,125
Interest reserve holdbacks	$118,055	$46,176
Distributed earnings reinvested as members’ equity	$4,717,587	$2,973,903

The accompanying notes are an integral part of these financial statements.

18

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_____________________________

1. Organization

Iron Bridge Mortgage Fund, LLC (“IBMF”) is an Oregon limited liability company and is the sole member of Iron Bridge Mortgage Fund 2 LLC (“IBMF 2”) (together, the “Fund”).

IBMF was organized to engage in business as a mortgage lender for the purpose of making and arranging various types of loans to the general public and businesses, acquiring existing loans and selling loans, all of which are or will be wholly secured by real property throughout the United States. IBMF is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the “Manager”). IBMF receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. IBMF’s financial position and results of operations would likely be different absent this relationship with the Manager.

IBMF 2 was organized in September 2024 to facilitate the sale of mortgage loans. In 2024, there was no activity. In 2025, IBMF 2 began making and selling loans as described in greater detail below under Note 4 Mortgage Loans Receivable, Net.

Term of the Fund

The Fund will continue in perpetuity, at the sole discretion of the Manager, unless dissolved under provisions of the operating agreement at an earlier date.

2. Summary of Significant Accounting Policies

The financial statements are presented on the accrual basis and include the accounts of IBMF and its wholly owned subsidiary, IBMF 2. The interim financial statements are unaudited and have not been audited or reviewed by an independent registered public accounting firm. They have been prepared by management in accordance with US GAAP and the requirements for interim financial statements set forth in Form 1-A and Rule 8-03(a) of Regulation S-X, and, in the opinion of management, include all adjustments necessary to make the financial statements not misleading.

Management estimates and related risks

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for loan losses and fair value of real estate owned. Although these estimates reflect management’s best estimates, it is at least reasonably possible that a material change to these estimates could occur.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. Should these markets experience significant declines, the resulting collateral values of the Fund’s loans will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund’s actual loan losses and proceeds from the sales of real estate held could differ significantly from management’s current estimates.

19

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Mortgage loans receivable

Mortgage loans, which the Fund has the intent and ability to hold to maturity, generally are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Fund’s lending portfolio. As a result, further segmentation of the loan portfolio is not considered necessary.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily based on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Allowance for loan losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity’s exposure to credit risk and the measurement of credit losses. Financial assets held by the Fund that are subject to the guidance in FASB ASC 326 were mortgage loans receivable. The Fund adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

Mortgage loans receivable are stated at their estimated collectible amounts and comprise amounts billed and currently due from borrowers. The Fund extends credit to borrowers in the normal course of business. Collections from borrowers are continuously monitored and an allowance for loan losses is maintained based on historical experience adjusted for current conditions and reasonable forecasts, taking into account geographical and industry-specific economic factors. The Fund also considers any specific customer collection issues. Since the Fund’s loans are largely similar in that they are collateralized by real estate, the Fund evaluates its allowance for credit losses as one portfolio segment. At origination, the Fund evaluates credit risk based on a variety of credit quality factors including prior payment experience, customer financial information, credit ratings, probabilities of default, industry trends and other internal metrics. On a continuing basis, data for each major customer is regularly reviewed based on past-due status to evaluate the adequacy of the allowance for credit losses; actual write-offs are charged against the allowance. Because all loans are considered short-term in nature (12 months or less), collateral values are generally evaluated only at inception of the loan. Loans are considered non-performing or non-accruing after being non-current for 30 days. Non-performing and non-accruing loans totaled approximately $1,963,053 at June 30, 2026 and were collateralized by residential real estate. There were $1,231,397 non-performing and non-accruing loans at December 31, 2025.

When accrued interest is reversed or charged-off in a timely manner the FASB ASC 326 provides a practical expedient to exclude accrued interest from the allowance for credit loss measurement. Management considers nonaccrual and charge-off policies to be timely for all loans and considers the length of time before nonaccrual/charge-off and the use of appropriate other triggering events for nonaccrual and charge-offs in making this determination.

Impairment of long-lived assets

The Fund continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances occur, the Fund assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total future cash flows is less than the carrying amount of those assets, the Fund records an impairment charge based on the excess of the carrying amount over the fair value, less selling costs, of the asset.

20

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Real estate held for sale

Real estate acquired through or in lieu of loan foreclosure that is to be held for any purpose other than use in operations, is initially recorded at fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, real estate held for sale is carried at the lower of the new cost basis or fair value less estimated costs to sell. If the future undiscounted cash flows of real estate held for sale exceed the carrying value, the asset value is recaptured to the estimated fair value, not to exceed the original basis in the property after reversion. Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded through a valuation allowance. At June 30, 2026 and at December 31, 2025, the provision for losses on real estate held for sale totaled $0 and $0, respectively, and is included in real estate held for sale, net in the accompanying consolidated balance sheets.

Deferred loan origination fees

The Fund will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are amortized to income over the life of the loan under the effective interest method. Deferred loan origination fees of $806,411 at June 30, 2026 and $776,001 at June 30, 2025 have been included in mortgage loans receivable, net, on the accompanying balance sheet. Deferred loan origination fees of $1,513,376 during the first six months of 2026, and $1,132,465 during the first six months of 2025 were amortized into income during each applicable period.

Interest Reserve Holdbacks

Upon issuance, some loans have interest reserve holdbacks which are used to fund the borrower’s interest payments over the term of the loan. Interest reserve holdbacks reduce the total amount of funds available for the borrower to draw and are recognized as interest income each month on a straight-line basis. Interest reserve holdbacks of $511,756 at June 30, 2026 and $629,811 at December 31, 2025, have been included in mortgage loans receivable, net, on the accompanying balance sheets, excluding interest reserve holdbacks related to loans sold to whole-loan-buyers.

Line of credit origination fees

The Fund has capitalized the related costs incurred in connection with its borrowings under the line of credit. These costs are being amortized using the straight-line method through maturity of the line of credit. The prepaid loan fees related to the line of credit are presented in the balance sheets as a direct deduction from the carrying amount of the line of credit.

Income taxes

During 2022, the Fund elected to be treated as a corporation taxed as real estate investment trust (“REIT”) for U.S. federal income tax purposes, commencing with its taxable year ended December 31, 2022. Accordingly, the Fund is not required to pay U.S. federal income taxes on the income generated by the Fund as it receives a dividend paid deduction for distributions to members of the Fund that generally offsets its income and gains. The Fund is required to be in compliance with certain REIT rules as defined by the Internal Revenue Service Code. As of the periods ending June 30, 2026 and 2025, the Fund believes it was in compliance with the REIT rules.

The Fund has evaluated its current tax positions and has concluded that as of the periods ending June 30, 2026 and 2025, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Subsequent events

The Fund has evaluated subsequent events through September 28, 2026, the date the financial statements were available to be issued.

21

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_________________________

3. Fund Provisions

The Fund is an Oregon limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement. The following description of the Fund’s operating agreement provides only general information. Members should refer to the Fund’s operating agreement and offering circular for a more complete description of the provisions.

The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members may remove the Manager if: (i) the Manager commits an act of willful misconduct which materially adversely damages the Fund; or (ii) holders of at least 75% of the outstanding membership interests, excluding the membership interests held by the Manager, vote in favor of such removal.

Capitalization

The Fund’s operating agreement provides for four classes of equity membership interests consisting of Class A, Class B, Class C and Class D Units. The Class A Units are issued to employees of the Manager and/or their tax-advantaged accounts. The provisions of the classes of units are described below.

Profits and losses

Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Election to receive distributions

Members are entitled, on a non-compounding basis, payable monthly in arrears, to 9% (Class B Equity), 6% (Class C Equity), or 5% (Class D Equity) per annum non-guaranteed priority return (“Priority Return”) on their invested capital. The Manager will share in any such distribution to the extent it acquires and holds membership interests.

Once all accrued Priority Return distributions have been made, remaining net income from operations generally shall be distributed 10% to the Fund’s members, including the Manager to the extent it holds memberships interests, and 90% to Class A Equity.

22

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_________________________

3. Fund Provisions (continued)

Distributions from sale or refinance

Upon sale or refinance, net cash flow will be distributed to members at the discretion of the Manager based on the terms and provisions of the operating agreement.

Reinvestment

Members have the option to compound their proportionate share of the Fund’s monthly earnings through the Company’s distribution reinvestment program.

Liquidity, capital withdrawals and early withdrawals

There is no public market for units of the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

A member may request the redemption of its investment and receive the lesser of the net asset value per unit as of the last day of the previous month or then current offering price, provided that the member requests a full withdrawal of all membership interest if their capital balance is less than 50,000 units. The Fund will use its best efforts to honor redemption requests in 60 days subject to, among other things, the Fund’s then cash flow, financial condition, compliance with regulatory and other limitations described in the Company’s operating agreement, such as ERISA and “publicly traded partnership” thresholds, and prospective loans. Furthermore, redemptions are limited to 5% of the Fund’s net asset value each quarter, subject to limited increase in certain circumstances, but not to exceed 20% in any 12-month period.

23

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_________________________

4. Mortgage Loans Receivable, Net

Mortgage loans receivable, net, consisted of the following at June 30, 2026:

Outstanding mortgage loans receivable	$137,114,893
Unamortized deferred loan origination fees	(806,411)
Allowance for loan losses	(2,182,209)
Loan to subsidiary (TRS)	(1,260,206)
Mortgage loans receivable, net	$132,866,067

Mortgage loans receivable, net, consisted of the following at December 31, 2025:

Outstanding mortgage loans receivable	$132,680,126
Unamortized deferred loan origination fees	(668,570)
Allowance for loan losses	(2,011,674)
Mortgage loans receivable, net	$129,999,882

IBMF 2 began making and selling loans in 2025. Mortgage loans held for sale by IBMF 2, consisted of the following at June 30, 2026:

2026 Beginning balance	$980,100
Mortgage loans receivable originated	21,019,692
Number of mortgage loans originated	41
Mortgage loans receivable sold	20,734,387
Number of mortgage loans sold	38
Ending balance as of June 30, 2026	$1,265,405

24

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_________________________

5. Allowance for Loan Losses

Activity in the allowance for loan losses was as follows for the year ended December 31, 2025 and the six months ended June 30, 2026:

2025 Beginning balance	$1,983,502
Provision for loan losses	451,835
Write-offs	(423,663)
Ending balance as of December 31, 2025	$2,011,674

2026 Beginning balance	$2,011,674
Provision for loan losses	170,535
Write-offs	-
Ending balance as of June 30, 2026	$2,182,209

Allocation of the allowance for loan losses by collateral type as of June 30, 2026 and December 31, 2025 consisted of the following (allocation of allowance is not an indication of expected future use):

As of June 30, 2026:

Single family residential (1 - 4 units)	$2,077,903
Land/Construction	66,575
Multi-family residential (5 or more units)	37,731
Commercial	-
Total	$2,182,209

As of December 31, 2025:

Single family residential (1 - 4 units)	$1,987,091
Land/Construction	3,439
Multi-family residential (5 or more units)	21,144
Total	$2,011,674

25

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_________________________

6. Line of Credit, Net

As of June 30, 2026, the Fund had available a line of credit of up to $80,000,000 with Columbia Bank (“the Bank”), as successor-in-interest to Umpqua Bank, payable in monthly interest only payments through July 5, 2028, at which time all outstanding principal and interest is due. Amounts borrowed under the line of credit bear interest at the greater of 4.00% or the Secured Overnight Borrowing Rate (“SOFR”) plus 2.80%, not to exceed the temporary ceiling in effect from January 5, 2023 to January 4, 2025, and extended to January 1, 2026 at the greater of 7.00% or SOFR plus 2.55%. On March 2, 2025, the line of credit was amended to allow IBMF to provide a $10,000,000 revolving line of credit for IBMF2, and is subject to the overarching provisions of the line of credit. The line of credit is subject to a borrowing base and is secured by substantially all of the Fund’s assets.

The line of credit agreement contains certain covenants and restrictions. The Fund was in compliance with these covenants and restrictions at June 30, 2026 and December 31, 2025.

Line of credit, net, consisted of the following at June 30, 2026:

Line of credit	$59,919,649
Line of credit unamortized origination fees	(150,282)
Line of credit, net	$59,769,367

Line of credit, net, consisted of the following at December 31, 2025:

Line of credit	$60,805,591
Line of credit unamortized origination fees	(50,835)
Line of credit, net	$60,754,756

26

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_________________________

7. Related Party Transactions

Servicing fees

Under the terms of the third amended and restated operating agreement, servicing fees of .25% (3% annually) of the principal amount of each Fund loan are payable monthly to the Manager. The Manager may reduce the loan servicing fees in its discretion. During the six months ended June 30, 2026 and 2025, servicing fees earned by the Manager amounted to $1,357,750 and $1,906,017, respectively. As of June 30, 2026 and December 31, 2025, servicing fees payable to the Manager were $223,567 and $236,224, respectively.

Operating expenses

For the six months ended June 30, 2026 and 2025, the Manager elected to absorb all operating expenses of the Fund besides those which have been recorded in the Fund’s statements of income and changes in members’ equity. These operating expenses were de minimis.

Other transactions

During the six months ended June 30, 2026, the member of the Manager incurred contributions and distributions to and from the Fund totaling $121,132 and $103,630, respectively.

8. Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages. At June 30, 2026, there were 271 secured loans outstanding with 177 borrowers with the following characteristics:

Total secured loans outstanding	$135,854,687
Average secured loan outstanding	$501,309
Average secured loan as percent of total secured loans	0.37%
Average secured loan as percent of members’ equity	0.65%
Largest secured loan outstanding	$2,350,000
Largest secured loan as percent of total secured loans	1.73%
Largest secured loan as percent of members’ equity	3.06%
Number of secured loans over 90 days past due and still accruing interest	-

27

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_________________________

8. Loan Concentrations and Characteristics (continued)

Approximate investment in secured loans over 90 days past due interest and still accruing interest	$-
Number of secured loans in foreclosure	2
Approximate principal of secured loans in foreclosure	$1,963,053
Number of secured loans on non-accrual status	1
Approximate investment in secured loans on non-accrual status	$596,636
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Number of secured loans over 90 days past maturity	1
Approximate principal of secured loans over 90 days past maturity	$596,636
Number of states where security is located	14
Number of counties where security is located	69

At June 30, 2026, all of the Fund’s loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at June 30, 2026:

	Loan Balances	Percentage
California	$101,672,448	74.84%
Oregon	15,556,834	11.45%
Other **	18,625,405	13.71%
Totals	$135,854,687	100.00%

** None of the states included in the “Other” category above include loan concentrations greater than 10%.

28

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_________________________

8. Loan Concentrations and Characteristics (continued)

Loans by type of property at June 30, 2026:

Single family residential (1 - 4 units)	$129,361,110
Land/Construction	4,144,641
Multi-family residential (5 or more units)	2,348,936
Total	$135,854,687

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at June 30, 2026:

Current (0 to 30 days)	$133,891,634
31 to 90 days	1,366,417
91 days and greater	596,636
Total	$135,854,687

At June 30, 2026, all of the Fund’s loans carry a term of six to 12 months; therefore the entire “Current” loan balance of $135,854,687 is scheduled to mature on or before June 30, 2027. The scheduled maturities include two loans that were past maturity at June 30, 2026.

It is the Fund’s experience that oftentimes mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulations for the first six months of 2026 are not a forecast of future cash collections.

29

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_________________________

8. Loan Concentrations and Characteristics (continued)

At December 31, 2025, there were 269 secured loans outstanding with 161 borrowers with the following characteristics:

Total secured loans outstanding	$131,700,026
Average secured loan outstanding	$489,591
Average secured loan as percent of total secured loans	0.37%
Average secured loan as percent of members’ equity	0.69%
Largest secured loan outstanding	$1,999,531
Largest secured loan as percent of total secured loans	1.52%
Largest secured loan as percent of members’ equity	2.82%
Number of secured loans over 90 days past due and still accruing interest	1
Approximate investment in secured loans over 90 days past due interest and still accruing interest	$305,609
Number of secured loans in foreclosure	4
Approximate principal of secured loans in foreclosure	$1,231,397
Number of secured loans on non-accrual status	1
Approximate investment in secured loans on non-accrual status	$543,319
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Number of secured loans over 90 days past maturity	2
Approximate principal of secured loans over 90 days past maturity	$848,928
Number of states where security is located	12

30

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_________________________

8. Loan Concentrations and Characteristics (continued)

At December 31, 2025, all of the Fund’s loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2025:

	Loan Balances	Percentage
California	$93,523,607	70.49%
Oregon	13,446,460	10.13%
Other **	25,710,059	19.38%
Totals	$132,680,126	100.00%

** None of the states included in the “Other” category above include loan concentrations greater than 10%.

Loans by type of property at December 31, 2025:

Single family residential (1 - 4 units)	$130,090,648
Land/Construction	225,136
Multi-family residential (5 or more units)	1,384,242
Total	$131,700,026

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at December 31, 2025:

Current (0 to 30 days)	$130,468,628
31 to 90 days	382,470
91 days and greater	848,928
Total	$131,700,026

31

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_________________________

8. Loan Concentrations and Characteristics (continued)

At December 31, 2025, all of the Fund’s loans carry a term of six to 12 months; therefore, the entire “Current” loan balance of $131,700,026 is scheduled to mature in 2026. The scheduled maturities for 2026 include four loans totaling approximately $1,231,397 with maturity dates of December 31, 2025.

It is the Fund’s experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

9. Real Estate Held for Sale, Net

The following schedule reflects the net costs of real estate properties acquired through or in lieu of foreclosure and held for sale, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the six months ended June 30, 2026:

Beginning balance (as of December 31, 2025)	$1,745,102
Costs of real estate acquired through or in lieu of foreclosure	744,347
Improvement costs	54,300
Converted to held for use	-
Sales of real estate	-
Ending balance	$2,543,749

At June 30, 2026, the real estate held for sale properties included three properties: Oakland, California (Skyline-7005); California City, California (Willow Lot 39); and La Quinta, California (Avenida Juarez), with an aggregate carrying value of $2,543,749.

32

IRON BRIDGE MORTGAGE FUND, LLC AND SUBSIDIARY

(An Oregon Limited Liability Company)

Notes to Consolidated Financial Statements

June 30, 2026 and 2025

(unaudited)

_________________________

10. Commitments and Contingencies

Construction loans

At June 30, 2026, the Fund had 92 approved construction loans receivable with a total borrowing limit of approximately $19,083,000. Of these loans, 74 have undisbursed construction funds, totaling approximately $9,999,000 which the Fund reasonably expects to fund during 2026 and the first six months of 2027.

At December 31, 2025, the Fund had 110 approved construction loans receivable with a total borrowing limit of approximately $17,879,000. Of these loans, 90 loans had undisbursed construction funds, totaling approximately $10,219,000 which the Fund reasonably expects to fund during 2026.

Disbursements are made at various completed phases of the construction project. Undistributed amounts will be remitted from the Fund using a combination of line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

Legal proceedings

The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

11. Subsequent Events

The Fund has evaluated subsequent events through September 28, 2026, the date the consolidated financial statements were available to be issued.

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ITEM 4 EXHIBITS

Exhibit No.	Description

2.1

Articles of Organization of Iron Bridge Mortgage Fund, LLC (Incorporated by reference to Exhibit 2.1 to Iron Bridge Mortgage, LLC Regulation A Offering Statement for the Senior Secured Demand Notes on Form 1-A as filed with the Securities and Exchange Commission on December 19, 2017 (File No. 024-10777))

2.2*	Fourth Amended and Restated Operating Agreement of Iron Bridge Mortgage Fund, LLC, as amended

4.1

Form of Class D Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.1 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 4 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on November 25, 2024 (File No. 024-11984))

4.2

Form of Class C Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.2 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 4 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on November 25, 2024 (File No. 024-11984))

4.3

Form of Class B Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.3 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 4 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on November 25, 2024 (File No. 024-11984))

4.4

Form of Class A Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.4 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 4 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on November 25, 2024 (File No. 024-11984))

4.5

Form of Class Allocation Selection Supplement (Incorporated by reference to Exhibit 2.5 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 2 on Form 1-A as filed with the Securities and Exchange Commission on August 6, 2026 (File No. 024-12642))

6.1	Amended and Restated Business Loan and Security Agreement (Revolving Line of Credit), dated effective July 31, 2025, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank

6.2	Amended and Restated Promissory Note, dated effective July 31, 2025, issued by Iron Bridge Mortgage Fund, LLC in favor of Umpqua Bank

6.3	Amended and Restated Pledge and Security Agreement (IB Sub Loan), dated July 31, 2025, by and between Iron Bridge Mortgage Company and Umpqua Bank

6.4

First Amendment to Loan Documents, dated February 25, 2026, by and between Iron Bridge Mortgage Fund, LLC and Columbia Bank (Incorporated by reference to Exhibit 6.4 to the Annual Report on Form 1-K as filed with the Securities and Exchange Commission on April 20, 2026).

6.5

Second Amendment to Loan Documents, dated June 1, 2026, by and between Iron Bridge Mortgage Fund, LLC and Columbia Bank. (Incorporated by reference to Exhibit 6.5 of the Post-Qualification Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 30, 2026).

9.1	Letter from CLA dated July 7, 2026. (Incorporated by reference to Exhibit 4.1 of the Current Report on Form 1-U filed on July 7, 2026).

* Filed herewith

34

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on September 28, 2026.

IRON BRIDGE MORTGAGE FUND, LLC

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities indicated, and on September 28, 2026.

Name	Title
/s/ Gerard Stascausky	Chief Executive Officer, Iron Bridge Mortgage Fund, LLC Managing Director of Iron Bridge Management Group, LLC
Gerard Stascausky Chief Executive Officer, Iron Bridge Mortgage Fund, LLC Managing Director of Iron Bridge Management Group, LLC	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

35